Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

DALLAS, TX (July 24, 2023) – Mr. Cooper Group Inc. (NASDAQ: COOP) (“Mr. Cooper”) announced today that Heisman Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Mr. Cooper, has extended the expiration date of its offer (the “Offer”) to acquire all of the outstanding shares of common stock of Home Point Capital Inc. (NASDAQ: HMPT) (“Home Point”), par value $0.0000000072 per share (“Shares”), for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding, pursuant to the Agreement and Plan of Merger, dated as of May 10, 2023, by and among Mr. Cooper, Home Point, and Purchaser.

The Offer, which was previously scheduled to expire at 5:00 p.m., Eastern Time, on July 21, 2023, has been extended until 5:00 p.m., Eastern Time, on July 31, 2023.

Equiniti Trust Company, the depositary for the Offer, has indicated that as of 5:00 p.m., Eastern Time, on July 21, 2023, approximately 136,198,462 Shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 98.3% of the outstanding Shares. Holders that have previously tendered their shares do not need to re-tender their shares or take any other action in response to this extension.

The Offer is being made pursuant to the terms and conditions described in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal and certain other offer documents, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Mr. Cooper and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2023, as amended.

The Offer is conditioned upon the fulfillment of certain conditions described in “The Tender Offer—Section 15—Conditions to the Offer” of the Offer to Purchase, including, but not limited to, the receipt of consents from the Government National Mortgage Association and the Federal National Mortgage Association. The tender offer was extended to allow additional time for the satisfaction of the remaining conditions to the tender offer.

Cautions Regarding Forward Looking Statements

Certain statements contained in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements are often identified by words such as “anticipate,” “approximate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “outlook,” “plan,” “project,” “potential,” “should,” “would,” “will” and other similar words or expressions. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: the possibility that regulatory and other approvals and conditions to the transactions contemplated by the merger agreement (the “proposed transactions”) are not received or satisfied on a timely basis or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that Mr. Cooper may not fully realize the projected benefits of the proposed transactions; the possibility that Mr. Cooper and Home Point will not be integrated successfully; changes in the anticipated timing for closing the proposed transactions; business disruption during the pendency of or following the proposed transactions; diversion of management time from ongoing business operations due to the proposed transactions; the risk that any announcements relating to the proposed transactions could have adverse effects on the market price of Mr. Cooper’s common stock; the risk that the proposed transactions and its announcement could have an adverse effect on the ability of Mr. Cooper to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders and other business relationships and on its operating results and business generally; the risk of any unexpected costs or expenses resulting from the proposed transactions; and the risk of litigation and/or regulatory actions related to the proposed transactions. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Mr. Cooper’s overall business, including those more fully described in Mr. Cooper’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2022 and subsequent quarterly reports on Form 10-Q. The forward-looking statements in this press release speak only as of this date. Mr. Cooper undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Mr. Cooper, Home Point, and Purchaser filed with the SEC. At the time the tender offer was commenced, Mr. Cooper caused Purchaser to file a tender offer statement on Schedule TO and Home Point filed a recommendation statement on Schedule 14D-9.

HOME POINT’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOME POINT SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING WITH RESPECT TO THE TENDER OFFER.

The tender offer materials are available to all stockholders of Home Point at no expense to them and are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Mr. Cooper or Home Point. Copies of the documents filed with the SEC by Mr. Cooper are available free of charge on Mr. Cooper’s website at www.investors.mrcoopergroup.com or upon written request to Mr. Cooper, at 8950 Cypress Waters Boulevard, Coppell, Texas 75019, Attention: Corporate Secretary. Copies of the documents filed with the SEC by Home Point are available free of charge on Home Point’s website at www.investors.homepoint.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Mr. Cooper and Home Point each file annual, quarterly and current reports, proxy statements and other information with the SEC. Mr. Cooper and Home Point’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

About Mr. Cooper Group

Mr. Cooper Group Inc. provides customer-centric servicing, origination and transaction-based services related principally to single-family residences throughout the United States with operations under its primary brands: Mr. Cooper® and Xome®. Mr. Cooper is one of the largest home loan servicers in the country focused on delivering a variety of servicing and lending products, services and technologies.

About Home Point Capital

Home Point Capital, together with its subsidiaries, operates as a single-family residential mortgage servicer and mortgage servicing rights asset manager across the United States.

Media Inquiries:

Christen Reyenga, VP Corporate Communications

MediaRelations@mrcooper.com

Shareholder Inquiries:

Kenneth Posner, SVP Strategic Planning and Investor Relations

Shareholders@mrcooper.com